Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, March 25, 2020, at 2:00 p.m. (Israel time), for the following purposes:

1.	To approve an amended Compensation Policy for Executive Officers and Compensation Policy for Directors.

2.	Subject to the approval of Proposal 1, to approve the grant of options to each of the currently serving directors.

3.	To approve amended compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, our Chief Executive Officer.

Our Board of Directors recommends that you vote “FOR” each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on February 18, 2020 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)). Our company’s representative is Ms. Orna Naveh, our General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-73-3988444).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals being presented at the Meeting.

In addition to the foregoing majority requirement, the approval of Proposal 1 and Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 1 and 3. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 1 and 3. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 1 and 3, you should contact our General Counsel and Corporate Secretary, Orna Naveh, at ornan@kamada.com or +972-73-3988444.

The Israeli Companies Law requires that each shareholder voting on Proposals 1 and 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal. Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely,

Leon Recanati
Chairman of the Board of Directors

February 13, 2020

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, March 25, 2020, at 2:00 p.m. (Israel time).

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) approval of an amended Compensation Policy for Executive Officers and Compensation Policy for Directors; (2) subject to the approval of Proposal 1, approval of the grant of options to each of the currently serving directors; and (3) approval of amended compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, our Chief Executive Officer.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on February 18, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on February 18, 2020, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders, you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals being presented at the Meeting.

In addition to the foregoing majority requirement, the approval of Proposal 1 and Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of Proposals 1 and 3. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 1 and 3. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 1 and 3, you should contact our General Counsel and Corporate Secretary, Orna Naveh, at ornan@kamada.com or +972-73-3988444.

The Israeli Companies Law requires that each shareholder voting on Proposals 1 and 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal. Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Ms. Orna Naveh, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than Sunday, March 15, 2020.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 11, 2020 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,523,450 ordinary shares outstanding as of February 11, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	9,407,623	21.13%
Leon Recanati(2)	3,634,373	8.15%
Meitav Dash Investments Ltd.(3)	2,331,928	5.24%
Hahn Family(4)	2,252,832	5.06%

Directors
Leon Recanati(2)	3,634,373	8.15%
Lilach Asher Topilsky	-	-
Avraham Berger(5)	11,875	*
Amiram Boehm	-	-
Ishay Davidi(1)	9,407,623	21.13%
Karnit Goldwasser	-	-
Jonathan Hahn(6)	2,064,751	4.63%
David Tsur(7)	937,537	2.10%
Directors and executive officers as a group (18 persons)(8)	16,517,419	37.07%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13D filed with the SEC on January 1, 2020. According to the Statement, (i) the FIMI Funds are comprised of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), (ii) FIMI 6 2016 Ltd. (“FIMI 6”) serves as the managing general partner of the FIMI Funds, (iii) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, controls FIMI 6 and (iv) FIMI 6, Or Adiv Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the shares beneficially owned by the FIMI Funds.

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 61,250 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 43.53 (or $12.72) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 15,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 7 to Schedule 13D filed with the SEC on February 12, 2020. According to the Statement, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav Dash Investments Ltd.: 1,200,945 ordinary shares are beneficially owned by Meitav Dash Provident Funds and Pension Ltd., 1,001,714 ordinary shares are beneficially owned by Meitav Tachlit Mutual Funds Ltd. and 129,269 ordinary shares are beneficially owned by Meitav Dash Portfolio Management Ltd.

(4)	Based on a notice submitted to the Company on November 25, 2019, Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 1,908,318 ordinary shares. According to information provided to the Company, Damar is wholly-owned by Sinara Financing S.A. (“Sinara”), which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez, and Mr. Jonathan Hahn has the power to vote the shares held by Damar. In addition, according to information provided to the Company, Mr. Jonathan Hahn directly holds 119,558 ordinary shares, Ms. Tamar Hahn directly holds 94,040 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 94,041 ordinary shares. Also includes options to purchase 36,875 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 39.627 (or $11.58) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(5)	Subject to options to purchase 11,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.23 (or $5.62) per share, which expire between March 2, 2023 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)	Mr. Jonathan Hahn directly holds 119,558 ordinary shares. In addition, Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,908,318 ordinary shares. Also includes options to purchase 36,875 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 39.62 (or $11.58) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(7)	Mr. David Tsur directly holds 771,287 ordinary shares. In addition, includes options to purchase 166,250 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 53.15 (or $15.53) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)	See footnotes (1)-(7) for certain information regarding beneficial ownership.

PROPOSAL 1

APPROVAL OF AMENDED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND COMPENSATION

POLICY FOR DIRECTORS

(Item 1 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Israeli Companies Law. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders on August 30, 2016 and amended by our shareholders on November 30, 2017, December 20, 2018 and December 24, 2019 (the “Existing Compensation Policy”), applies to our Chief Executive Officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The Existing Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Committee and Board of Directors conducted a periodic review of our Existing Compensation Policy, including in view of recent amendments to the Israeli Companies Law, the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, which grant certain additional relief when approving certain office holder compensation, and recent guidance regarding compensation policies issued by the Israel Securities Authority. In addition, the Company engaged independent consultants to prepare applicable benchmark information, which was reviewed and considered by the Compensation Committee and Board of Directors. Based on the foregoing review and consideration, our Compensation Committee and Board of Directors concluded that it would be in the best interest of our company to replace our current Compensation Policy for Executive Officers and Directors with the proposed Compensation Policy for Executive Officers attached as Appendix A1 (the “Amended Executive Officers Compensation Policy”) and the proposed Compensation Policy for Directors attached as Appendix A2 (the “Amended Directors Compensation Policy” and together with the Amended Executive Officers Compensation Policy, the “Amended Compensation Policies”). The primary differences between the provisions of the proposed Amended Compensation Policies as compared to those of our Existing Compensation Policy are as follows:

●	Inclusion of the maximum annual gross base salary payable to our Chief Executive Officer in the amount of NIS 1,300,000 (approximately $379,895) and NIS 850,000 (approximately $248,393) for executives other than the Chief Executive Officer.

●	Variable compensation (cash and equity-based) for executive officers:

o	Delegation of the authority to determine measurable criteria, to the following: in the case of the Chief Executive Officer - to the Compensation Committee and Board of Directors; in the case of any other executive - to the Chief Executive Officer, provided, in each case the criteria is consistent with the compensation policy and that all bonuses to officers shall be approved by the Compensation Committee and the Board of Directors.

o	The list of company performance criteria has been revised to a closed list from which such criteria may be chosen for the award in any year, and ranges for the relative weight of each criteria have been included (any criteria may constitute up to 50% of each of the total company performance criteria and individual performance criteria).

o	With respect to annual bonuses (i) the maximum annual bonus for any calendar year payable to executives other than the Chief Executive Officer has been reduced from eight to six gross monthly salaries (the maximum annual bonus for any calendar year payable to the Chief Executive Officer remains ten gross monthly salaries); and (ii) a provision has been included providing that the aggregate annual bonuses to all executives officers, for any fiscal year, shall not exceed 10% of the EBITDA for such year;

●	Amendment of provisions relating to equity based compensation, including: (i) equity-based awards may include only options and share appreciation rights (restricted share awards shall not be permitted); (ii) reduction of the maximum value of equity-based compensation that may be granted on an annual basis to the Chief Executive Officer, from up to 15 months to up to 14 months gross base monthly salaries, and to all other executives, from up to 15 months to up to 8 months gross base monthly salaries; (iii) amendment of the maximum value of total equity-based compensation that may be granted on an annual basis to a director from up to 15 months gross base salaries to up to $55,000; (iv) amendment of the vesting schedule of equity-based compensation such that vesting shall be in four equal installments, 25% on each of the four anniversaries of the date of grant (instead of 25% vesting on the first anniversary and thereafter, 25% each year according to a vesting schedule as determined by the competent corporate body); and (v) the removal of the addition of 5% to the 30-day average closing price for purposes of determining the option exercise price.

●	Inclusion of provisions providing that (i) an amendment of up to 10% change to the terms of office and engagement of an office holder who is subordinate to the Chief Executive Officer (as compared to the terms approved by the Compensation Committee) shall not require the approval of the Compensation Committee, provided that such amendment was approved by the Chief Executive Officer and the amended engagement terms are consistent with the compensation policy. The Chief Executive Officer shall inform the Compensation Committee of any such amendment approved by the Chief Executive Officer in reliance on such provision, and (ii) an amendment of up to 10% change to the terms of office and engagement of the Chief Executive Officer (as compared to the terms approved by the shareholders) shall not require the approval of the shareholders and may be approved by the Compensation Committee and Board, provided that the amended engagement terms are consistent with the compensation policy.

●	Amendment of the special bonus provision such that (i) the maximum amount payable as a special bonus shall be up to three monthly gross base salaries; (ii) a signing bonus and termination payment may be payable as a special bonus; and (iii) the aggregate amount of the annual bonus and special bonus shall not exceed, in any calendar year, 12 gross monthly salaries for the Chief Executive Officer and eight gross monthly salaries for all other executives.

●	Amendment of the advance notice period such that up to six months’ notice may be provided to the Chief Executive Officer (the maximum notice period for other executives remains four months).

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the Compensation Committee, Board of Directors and shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed Amended Compensation Policies, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

If the Amended Compensation Policies are approved and adopted by our shareholders at the Meeting, they may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Executive Officers Compensation Policy, attached as Appendix A1 to the Proxy Statement for the Extraordinary General Meeting of Shareholders, and the Amended Directors Compensation Policy Compensation, attached as Appendix A2 to the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution. In addition, the approval of Proposal 1 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 2

APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS

(Item 2 on the Proxy Card)

As an incentive for the activities and efforts of the members of our Board of Directors, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the grant to each of the currently serving directors, of options to purchase 26,500 ordinary shares, exercisable on a cashless basis based on an exercise price of NIS 23.67 (approximately $6.91) per share (which exercise price is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors). All of the foregoing options will be granted under our 2011 Israeli Award Option Plan (the “2011 Plan”) and will vest over a period of four years in four equal installments: 25% of the options will vest on the first anniversary of the grant date and 25% of the options will vest on each of the three anniversaries thereafter. The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. The proposed director option award and its terms are in accordance with the proposed Amended Directors Compensation Policy being presented for approval at the Meeting (see Proposal 1 above) and is subject to its approval at the Meeting. If Proposal 1 is not approved by the shareholders at the Meeting, the foregoing options will not be awarded to the directors.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders(in that order).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposal 1, to grant to each of the currently serving directors options to purchase 26,500 ordinary shares of the Company, under the 2011 Plan and with such terms (including exercise price and vesting terms) as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3

APPROVAL OF AMENDED COMPENSATION TERMS AND EQUITY-BASED AWARD TO OUR CHIEF EXECUTIVE OFFICER

(Item 3 on the Proxy Card)

Mr. Amir London has served as our Chief Executive Officer since July 2015. Prior to that, from December 2013, Mr. London served as our Senior Vice President, Business Development. Mr. London has over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a partner with Tefen, an international, publicly-traded operations management consulting firm, where he was responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Our Compensation Committee and Board of Directors conduct an annual review of our executive officers’ base salaries during the course of the first quarter of each calendar year. Mr. London’s base salary was last increased, effective as of July 1, 2018, to a gross monthly salary of NIS 82,500 (approximately $24,109), as approved by our shareholders at our 2018 annual general meeting of shareholders. Based on its recent annual review, our Compensation Committee and Board of Directors concluded that Mr. London’s gross monthly salary should be increased to reflect his performance and significant contribution to our company. Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, a 6.6% increase to Mr. London’s gross monthly salary, such that he will be entitled to a gross monthly salary of NIS 88,000 (approximately $25,716), effective as of July 1, 2019.

In addition, our company’s policy is to grant equity-based compensation to our employees and executive officers on an annual basis. According to such policy, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the grant to Mr. London of equity-based compensation, consisting of options to purchase 90,000 ordinary shares and 30,000 restricted ordinary shares. The options shall be exercisable on a cashless basis at an exercise price equal to NIS 21.34 (approximately $6.23 per share) which is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors). The options and restricted shares will vest over a period of four years in 13 installments: 25% of the options and restricted shares will vest on the first anniversary of the grant date and 6.25% of the remaining options and restricted shares will vest at the end of each quarter thereafter. Any unvested portion of the options and restricted shares shall be accelerated and become immediately vested if the employment of Mr. London is terminated by us without “Cause” (as such term is defined in the 2011 Plan) or as of the date which is ten days prior to the effective date of a “Transaction” (as such term is defined in the 2011 Plan). The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. The options and restricted shares will be granted under our 2011 Plan.

Other than as described above, Mr. London’s terms of engagement as Chief Executive Officer shall remain as currently in effect.

The proposed increased gross monthly salary is in accordance with our Existing Compensation Policy and the proposed Amended Executive Officers Compensation Policy being presented for approval at the Meeting (see Proposal 1 above). The proposed equity-based compensation award, consisting of options and restricted shares, is consistent with our Existing Compensation Policy, which was in effect when the equity-based compensation award was approved by the Compensation Committee and Board of Directors; however, the proposed Amended Executive Officers Compensation Policy being presented for approval at the Meeting includes changes with respect to equity-based compensation awards in that restricted share awards may not be granted under the proposed Amended Executive Officers Compensation Policy and the vesting schedule of equity-based compensation awards has been amended (see Proposal 1 above for details regarding the amended vesting schedule for equity-based compensation under the proposed Amended Executive Officers Compensation Policy).

Under the Israeli Companies Law, the payment of compensation, including the award of equity-based compensation, to a chief executive officer must be approved by the compensation committee, board of directors and shareholders by the Special Majority (in that order), provided that if the compensation terms are not consistent with a company’s compensation policy, the compensation committee and board of directors are required to consider certain considerations under the Israeli Companies Law. Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the foregoing compensation to Mr. London, after consideration of the considerations required under the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the gross monthly salary of Mr. Amir London, the Company’s Chief Executive Officer, as described in the Proxy Statementfor the Extraordinary General Meeting of Shareholders, and the award to Mr. London of options and restricted ordinary shares under the Company’s 2011 Plan, with such terms (including the exercise price of the options and the vesting terms of the awards) as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution. In addition, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends a vote FOR the foregoing resolution.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Israeli Companies Law, one or more shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Ms. Orna Naveh, our General Counsel and Corporate Secretary, at the following address: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: General Counsel and Corporate Secretary. For a shareholder proposal to be considered for inclusion at the Meeting, our General Counsel must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than February 20, 2020. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than February 27, 2020, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Leon Recanati
Chairman of the Board of Directors

Date: February 13, 2020

Appendix A1

KAMADA LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), other than non-employee directors (each an “Executive”), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means acquisition of more than 50% of the share capital of the Company by non-Affiliate holder.

2.5.	“CEO” means the Chief Executive Officer of the Company

2.6.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.7.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.8.	“EBITDA” means the Company’s earnings in a given year before accounting for taxes on income, finance income and expenses, depreciation, amortization and costs associated with stock based compensation.

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2.9.	“Office Holders” or “Executives” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.10.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.11.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.12.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.13.	Nothing in this Policy shall confer upon any person, including, any Executive, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Executive. The Terms of Office and Engagement of an Executive shall only be as set in an agreement between such Executive and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Executive, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.14.	To the extent that an Executive’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Executive, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Executive personally. To the extent that an Executive’s engagement or service is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

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2.15.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.	The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have the appropriate qualifications needed by the Company, which is a key element for the Company’s success. The Company believes that in order to attract and retain competent and skilled Executives that would support the efforts to create shareholder value, the Executives’ Terms of Office and Engagement should generally be comparable to Executives in comparable companies. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

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4.1.2.	Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Executives that have appropriate qualifications is one of the key elements to the Company’s success. In order to attract and retain Executives that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Executives are retained should be competitive, should reflect the anticipated contribution of such Executives to the Company and its business, should reflect the scope of authority and responsibilities of the Executive and should create adequate incentives for such Executives to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.	Creating appropriate incentives to the Company’s Executives, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Executive will be motivated to contribute to the achievement of the Company’s targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Executive are both a reflection of the Company’s general policies and the individual circumstances relating to the retention of such Executive, and therefore, there may be variations between the Terms of Office and Engagement of different Executives.

4.1.4.	The size of the Company and the nature of its operations. The Company operates in an advanced international environment and in markets that are dynamic and are continuously in flux, offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Executive, appropriate attention should be given to the particular circumstances and challenges of such Executive.

4.1.5.	The Terms of Office and Engagement of an Executive should generally be determined after consideration is given to the terms offered to comparable Executives in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Executives.

4.2.	The Terms of Office and Engagement of an Executive may include a combination of various components, such as: salary and auxiliary payments and benefits, annual bonuses, special bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above-mentioned components need be included.

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5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Executive shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Executive;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Executive overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Executive;

5.5.	The obligations, responsibilities, roles and objectives imposed on the Executive under Applicable Law;

5.6.	The need to retain Executives who have relevant skills, experience, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.	The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.	The ratio between the cost of the Terms of Office and Engagement of the Executive and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

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5.14.	If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.	If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Executive, the Executive’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Executive’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Executive to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Executive to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

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6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.	The starting base salary of an Executive shall be determined during the course of negotiations for his/her employment in the Company, conducted by the person who will directly supervise him/her (for the CEO, the Chairman of the Board, and for the other Executives, the CEO). The base salary will be determined personally for each Executive based on the considerations detailed in Section 5. The annual (gross) base salary shall not exceed ILS 1,300,000 for the CEO and ILS 850,000 for Executives other than the CEO. The Executives’ salary may be linked to any relevant index.

6.1.1.2.	In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company’s performance, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits:

(a)	Pension

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	Disability insurance

(g)	Periodic medical examination

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance. The Company shall not gross up the leased car use value.

(i)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof

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(j)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(k)	Sick days

(l)	Holiday and special occasion gifts

(m)	Recuperation pay

(n)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(o)	Payments for meals during working hours, according to the Company’s policy for all employees

(p)	Payments or participation in relocation and related costs and expenses

(q)	Loans or advances (subject to Applicable Law)

(r)	Professional or academic courses or studies

(s)	Newspaper or online subscriptions

(t)	Professional membership dues or subscription fees

(u)	Professional advice or analysis (such as pension, insurance and tax)

(v)	Exculpation and indemnification to the fullest extent permitted by Applicable Law

(w)	Directors’ and officers’ liability insurance (“D&O Insurance”) covering persons serving at present or in the future, from time to time, as directors and Executives of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), to the fullest extent permitted by Applicable Law, including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50,0000,000 (fifty million U.S. Dollars) for each D&O Insurance period; (ii) the annual premium for each D&O Insurance (including Side “A” coverage) shall not exceed US$750,000 (seven hundred and fifty thousand U.S. Dollars); (iii) the maximum aggregate deductible payable by the Company shall not exceed US$2,000,000 (two million U.S. Dollars); and (iv) the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

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Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Payments

Executives’ termination payments may include:

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of (i) the period required by Applicable Law and (ii) up to four (4) months for Executives other than the CEO and six (6) month for the CEO. During this period the Executive will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an Executive’s services during the advance notice period and pay the Executive in lieu thereof, including the value of benefits.

6.1.3.2.	Termination payment. Upon special circumstances a Special Bonus (as defined under 6.2.3.2 below) maybe payable pursuant to Executive’s termination.

6.2.	Variable Compensation

6.2.1.	The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that the ratio between an Executive’s “fixed compensation” (comprised of base salary and benefits) to “variable compensation” (including, without limitation, annual cash bonuses and the value of equity-based compensation granted during the calendar year, but excluding one-time cash awards such as special bonuses and termination bonuses), with respect to any given calendar year, may be up to 1:2 for the CEO (i.e., the total variable compensation may be up to two times the total fixed compensation paid to the CEO in any calendar year) and up to 1:1 for Executives other than the CEO (i.e., the total variable compensation may be up to one time the total fixed compensation paid to the executive in any calendar year).

6.2.2.	Subject to Applicable Law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria, provided that the criteria is consistent with this Policy:

Executive	Authorized Body

Executive other than the CEO	CEO

CEO	Committee and Board

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The CEO shall inform the Committee of any awards to Executives (other than the CEO) determined by the CEO in accordance with the authority granted under this Section 6.2.2 at the first Committee meeting to be held after the determination by the CEO of each such award.

Subject to Applicable Law, the Committee and Board shall determine and approve if and to what extent the measureable criteria (determined in accordance with the authority granted under this Section 6.2.2) have been achieved with respect to the CEO and all other Executives.

6.2.3.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.3.1.	Annual Bonus. Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.

(a)	With respect to each year, a bonus plan (the “Bonus Plan”) may be prepared for each Executive, as provided in clause (b) below, subject to Sections 6.2.1. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.

(b)	The Bonus Plan will be comprised primarily of a measurable component and a small portion may be evaluation based, as follows:

(i)	Measurable Component: A significant portion of the annual bonus, not less than 80%, shall be determined based on measureable criteria, as follows.

●	Company Performance Criteria. Quantifiable and measurable Company performance criteria shall be determined and shall be the same for all Executives. The extent of meeting these measures shall determine 80% of the total bonus for the CEO and 40% of the total bonus for other Executives.

●	Individual Performance Criteria. Quantifiable and measurable key performance indicators (KPIs) shall be determined for each Executive separately, in accordance with his/her position. The extent of meeting these measures shall determine 40% of the total bonus of an Executive other than the CEO. No personal measures shall be determined for the CEO.

Measurable criteria may include the following: financial measures (such as net revenues; sales turnover, operating profit, percentage of operating profit, EBITDA, net profit, operating profit; earnings per share (EPS) and cash flow); obtaining regulatory approvals from the authorities in the target markets; achievement of operational, organizational and/or managerial goals, achievement of clinical and/or R&D milestones; quality objectives; success in raising capital; meeting the Company’s budget; business development goals; and mergers and acquisitions. Each such criteria may constitute up to 50% of each of the total Company and individual performance criteria.

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(ii)	Discretionary Component (Managerial Appraisal): The Company may determine that a portion of an Executive’s annual cash bonus will be based on the evaluation of an Executive’s performance (by the Board in the case of the CEO and by the CEO in the case of all other Executives) in terms that are not measurable but which have a contribution to the Company’s long-term performance. The managerial appraisal will determine 20% of an Executive’s total annual bonus.

(c)	The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(d)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(e)	The payment of any annual bonus to any Executives under the Bonus Plan for a given year shall be subject to a minimum percentage of achievement of the Company performance criteria for such calendar year, less than which percentage Executives shall not be paid any annual bonus whatsoever for such calendar year; the minimum percentage is 70%, provided that average minimum percentage of achievement of the Revenue and EBITDA criteria in that given year is at least 80%.

(f)	The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed ten (10) (gross) monthly salaries for the CEO and six (6) (gross) monthly salaries for an Executive other than the CEO.

(g)	The aggregate amount of the Annual Bonuses to be granted to all of the Executives Officers, with respect to a specific fiscal year, shall not exceed 10% of the EBITDA for such year.

(h)	To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year. Without limiting the foregoing, the authorized body shall be entitled to reduce or cancel an Executive’s annual bonus at his or its discretion.

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(i)	An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least four months during the bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment was for less than four months during the bonus year shall be entitled to a pro-rated bonus. An Executive whose employment terminated during a bonus year (including upon a Change of Control Event) may be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

6.2.3.2.	Special Bonuses

(a)	An Executive may be awarded a special cash bonus under special circumstances (“Special Bonuses”). Special Bonuses shall be payable in recognition of the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals (which may be similar to performance criteria as described above under “Annual Bonus”) or the occurrence of specific events or in recognition of the Executive’s special contribution to key Company developments and activities (such as, without limitation, execution of projects not within the scope of the annual work plan, special efforts to execute a project within the scope of the annual work plan and special contribution to the Company’s success and promotion of its goals), as well as to enable the Company to adapt to specific or unaccounted for changes or events that occur during the year, or as a termination or signing cash bonus or in specific special circumstances.

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary (in addition to any annual bonus (if any)). Moreover, with respect to the CEO such Special Bonus including the Discretionary Component of the Bonus Plan shall not exceed, with respect to any calendar year, three (3) times the monthly gross base salary.

(c)	The amount of the Annual Bonus and the Special Bonus together shall not exceed twelve (12) salaries for the CEO and eight (8) salaries for Executives other than the CEO.

6.3.	Equity-Based Compensation

6.3.1.	Equity-based awards may be granted to Executives under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

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6.3.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Executive on an annual basis shall not exceed 14 times the monthly (gross) base salary of an Executive in the case of the CEO and 8 times the monthly (gross) base salary of an Executive in the case of all other Executives. The maximum value of an equity-based award shall be determined as of the date of grant, other than cash-settled equity-based awards, which shall be determined as of the date of payment. The value of Executives’ equity-based awards will be determined in accordance with generally accepted valuation and accounting principles, as they apply to the relevant type of equity-based award.

6.3.3.	Equity-based awards to Executives shall be subject to an overall vesting period, as applicable, of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Each award will vest in four equal annual installments, which will be equivalent to 25% of the award, whereby the first (1) vesting installment shell be on the first (1) anniversary of the date of grant. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of grant plus 5%; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of grant;

6.3.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of an Executive’s equity-based awards after termination of such Executive’s employment, service or engagement or upon a Change of Control Event, all in accordance with the provisions of the Equity Plans.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.4.	Subject to Applicable Law, a non-material annual amendment of up to 10% to the Terms of Office and Engagement of an Executive who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

The CEO shall inform the Committee of any amendment to the Terms of Office and Engagement of any such Executive approved by the CEO in accordance with the authority granted under this Section 6.4 at the first Committee meeting to be held after the approval by the CEO of each such amendment.

6.5.	An annual change of up to 10% in the Terms of Office and Engagement of the CEO shall only require the approval of the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

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7.	Recoupment

The Terms of Office and Engagement of an Executive shall include provisions that require an Executive to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Executive was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law. Nothing in this Section 7 shall derogate from or limit any other or similar provisions imposed on an Executive by Applicable Law, including, securities laws.

8.	Effectiveness; Term

8.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

8.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Executives is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Executives with respect to the period after the Company ceases to be a Public Company.

9.	Non-Exclusivity of this Policy

9.1.	Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

9.2.	The Terms of Office and Engagement of an Executive may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

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10.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

11.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: January 20, 2020

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Appendix A2

KAMADA LTD.

COMPENSATION POLICY FOR DIRECTORS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of non-employee members of the Board of Directors of the Company (each, a “Director”), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	"Change of Control Event" means acquisition of more than 50% of the share capital of the Company by non-Affiliate holder.

2.5.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.6.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.7.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.8.	“Terms of Office and Engagement” means as defined in the Companies Law.

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2.9.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.10.	Nothing in this Policy shall confer upon any person, including, any Director, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Director. The Terms of Office and Engagement of a Director shall only be as set forth in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Director, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.11.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

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3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.	The Compensation Policy was designed, among other things, to ensure the Company’s ability to attract and retain highly skilled Directors. In order to attract and retain Directors that possess skills, experience and professional capabilities, the Terms of Office and Engagement under which such Directors are retained should be competitive.

4.2.	The Terms of Office and Engagement of a Director should generally be determined after consideration is given to the terms offered to Directors in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Directors.

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of a Director shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments reputation and achievements of the Director;

5.2.	The seniority, tenure and duration of the Director’s service to the Company or its Affiliates;

5.3.	The obligations, responsibilities, roles and objectives imposed on such Director under Applicable Law;

5.4.	The need to retain Directors who have relevant skills, know-how or unique expertise; and

5.5.	Prior Terms of Office and Engagement with the Company and its Affiliates.

5.6.	The compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

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5.7.	If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity-based variable component, all at the Board’s discretion;

5.8.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.9.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.10.	Such other considerations as are deemed relevant or applicable in the circumstances.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of a Director

The Terms of Office and Engagement of a Director (including an External Director, within the meaning of the Companies Law, if serving on the Board) may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director, within the meaning of the Companies Law, if serving on the Board, shall be subject to and determined in accordance with the Companies Law and regulations promulgated thereunder.

Except as set forth in this Section 6, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their terms and conditions of employment shall be determined according to Company customary compensation and policies for similar positions, subject to the provisions of this Policy.

6.1.	Annual Fee and Per Meeting Fees

All Directors shall be paid an annual cash fee and per meeting fees in accordance with the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Directors Compensation Regulations”).

The Company may elect to pay increased fees to Directors who have accounting and financial expertise or certain professional expertise, within the meaning of and in accordance with the Director Compensation Regulations.

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6.2.	Equity-Based Compensation

6.2.1.	Equity-based awards may be granted to Directors under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees and Directors of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

6.2.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Director on an annual basis shall not exceed $50,000. The maximum value of an equity-based award shall be determined as of the date of grant, other than cash-settled equity-based awards, which shall be determined as of the date of payment. The value of a Director’s equity-based awards will be determined in accordance with generally accepted valuation and accounting principles, as they apply to the relevant type of equity-based award.

6.2.3.	Equity-based awards to Directors shall be subject to an overall vesting period, as applicable, of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Each award will vest in four equal annual installments, which will be equivalent to 25% of the award, whereby the first (1) vesting installment shell be on the first (1) anniversary of the date of grant. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.2.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of grant plus 5%; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of grant;

6.2.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of a Director’s equity-based awards after termination of such Directors service or engagement or upon a Change of Control Event, in accordance with the provisions of the Equity Plans.

6.2.6.	The Board and/or the Committee may amend other terms of a Director’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.3.	Expenses

All Directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and committee’s thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

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6.4.	Insurance, Exculpation and Indemnification

6.4.1.	The Company may indemnify, exculpate and insure Directors (including in their capacity as directors of the Company’s subsidiaries) to the fullest extent permitted by Applicable Law from time to time.

6.4.2.	Subject to Applicable Law, the acquisition, extension, renewal or replacement of directors’ and officers’ liability insurance (“D&O Insurance”) may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50,000,000 (fifty million U.S. Dollars) for each D&O Insurance period; (ii) the annual premium for each D&O Insurance (including Side “A” coverage) shall not exceed US$750,000 (seven hundred and fifty thousand U.S. Dollars); (iii) the maximum aggregate deductible payable by the Company shall not exceed US$2,000,000 (two million US Dollars); and (iv) the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

7.	Recoupment

The Terms of Office and Engagement of a Director shall include provisions that require a Director to repay to the Company amounts paid to such Directors as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Director was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Director during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law. Nothing in this Section 7 shall derogate from or limit any other or similar provisions imposed on a Director by Applicable Law, including, securities laws.

8.	Effectiveness; Term

8.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

8.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Directors is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Directors with respect to the period after the Company ceases to be a Public Company.

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9.	Non-Exclusivity of this Policy

9.1.	Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or benefits.

9.2.	The Terms of Office and Engagement of a Director may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

10.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

11.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: January 20, 2020

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